12014892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 29 2012 Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45321

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFS Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Boylston Street
(No. and street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charuda Upatham-Costello **(617) 954-4810**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charuda Upatham-Costello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFS Fund Distributors, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

On this 28th day of February, 2012, before me, the undersigned notary public, personally appeared Charuda Upatham-Costello and proved to me through satisfactory evidence of identification, which was personally known to me to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

SARAH J.C. KELLY, Notary Public
My Commission Expires September 13, 2013

Charuda Upatham-Costello
Signature

Sr. Group Controller and
Financial and Operations Principal

Title

Notary Public

SARAH J.C. KELLY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
September 13, 2013

This report ** contains (check all applicable boxes):

- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- ( ) (d) Statement of Changes in Financial Condition.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) (g) Computation of Net Capital.
- (x) (h) Computation for Determination of Reserve Requirements 15c3-3.
- (x) (i) Information Relating to the Possession or Control Requirements 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (x) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Notes A and B, the financial statements include significant transactions with and allocations from Massachusetts Financial Services Company and its affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 13 and 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2012

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

($'s in thousands)

ASSETS:		
Cash and cash equivalents	$	79,963
Investments		1,251
Receivables		1,449
Prepaid expenses		1,569
TOTAL ASSETS	$	84,232
LIABILITIES:		
Accounts payable and accrued expenses	$	50,750
Accrued compensation		15,218
Due to Parent and its affiliates, net		4,785
TOTAL LIABILITIES		70,753
Commitments and contingencies		
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value;		
Authorized 3,000 shares		
Issued and outstanding, 1,000 shares		1
Additional paid-in capital		18,025
Accumulated deficit		(4,547)
TOTAL STOCKHOLDER'S EQUITY		13,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	84,232

See Notes to Financial Statements.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

($'s in thousands)

REVENUES:		
Revenue on sales of investment company shares	$	17,868
Distribution revenue, net		4,742
Total revenues		22,610
EXPENSES:		
Compensation and benefits		98,618
Product allowances and dealer commissions		65,313
Travel and entertainment		11,708
Information technology		8,278
Advertising, promotions and seminars		8,599
Other expenses		9,994
Total expenses		202,510
Expenses allocated to Parent and its affiliates, net		(2,906)
Expense reimbursement from Parent		(176,994)
Net expenses		22,610
NET INCOME	$	-

See Notes to Financial Statements.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

($'s in thousands)

	Common Stock		Additional		Total
		Par	Paid-in	Accumulated	Stockholder's
	Shares	Value	Capital	Deficit	Equity
Balance, January 1, 2011	1,000	$ 1	$ 18,025	$ (4,547)	$ 13,479
Net income	-	-	-	-	-
Balance, December 31, 2011	1,000	$ 1	$ 18,025	$ (4,547)	$ 13,479

See Notes to Financial Statements.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

($'s in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Realized and unrealized loss on investments, net	69
Changes in:	
Receivables	(397)
Prepaid expenses	304
Accounts payable and accrued expenses	(976)
Accrued compensation	(879)
Due to Parent and its affiliates, net	(238)
Purchases of investments	(43)
Proceeds from sale of investments	64
Net cash used in operating activities	(2,096)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,096)
CASH AND CASH EQUIVALENTS, beginning of year	82,059
CASH AND CASH EQUIVALENTS, end of year	$ 79,963
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
State income taxes paid	$ 1,206

See Notes to Financial Statements.

A. Summary of Significant Accounting Policies:

Business and organization

MFS Fund Distributors, Inc. (the "Company" or "MFD"), a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS"), is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Parent is a majority-owned subsidiary of Sun Life of Canada (US) Financial Services Holdings, Inc., which is ultimately a majority-owned subsidiary of Sun Life Financial Inc. ("Sun Life"). The Company provides distribution and administrative services to investment companies for which the Parent is the investment advisor. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management of its Parent, which include domestic and international equity and fixed income portfolios. Therefore, fluctuations in financial markets and the assets under management of its Parent impact the Company's operating results. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

The accompanying financial statements were prepared from the separate records maintained by the Company, which include significant allocations from and transactions with its Parent and the Parent's affiliates, and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. The Company has received and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement described in Note B. The Parent has indicated that this agreement will be in place for at least the next fiscal year.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consists of cash held in banks.

A. Summary of Significant Accounting Policies (continued):

Investments

Investments consist of investments in registered investment company shares for which the Parent is the investment advisor. Investments are reported at fair market value. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Realized and unrealized gains and losses are computed on an average cost basis. Dividend income, interest income, realized and unrealized gains and losses were not significant for the year ended December 31, 2011.

Fair value is defined as the price that the Company would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market the most advantageous market for the investment or liability. GAAP utilizes a three-tier hierarchy to distinguish between the various inputs used in determining the value of the Company's investments. The Company recognizes the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments).

The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

All of the Company's investments at December 31, 2011 are in registered investment companies which have been categorized as "Level 1" investments under GAAP because their fair value is based on unadjusted quoted prices in active markets for identical investments. The Company's policy is to disclose significant transfers between levels based on valuations at the beginning of the reporting period. There were no transfers between levels during the year ended December 31, 2011, based on the valuation input levels on January 1, 2011.

A. Summary of Significant Accounting Policies (continued):

Revenue recognition

Distribution revenue received by the Company in connection with investment company distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940, net of amounts paid to third parties which provide certain fund-related services, are credited to income as earned on a daily basis and paid monthly. As discussed in Note B, fees earned from the distribution of investment company B and C shares are assigned to the Parent and excluded from the accompanying Statement of Operations. Sales of investment company shares are recorded on a trade-date basis.

Financial instruments

The carrying amounts reported in these financial statements for cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments. Investments are reported at fair value.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate and the combined Massachusetts state tax return of the Parent. Federal and Massachusetts income tax amounts are allocated among members of the consolidated and combined tax groups based upon separate return calculations. Based upon the Company's operating results, including the impact of the loss indemnification agreement with its Parent (Note B), there was no current or deferred federal or Massachusetts income tax expense incurred during 2011. The Company does file state tax returns in certain jurisdictions other than Massachusetts. Included in "Other expenses" is $1,153 for state income taxes incurred during the year. The Parent is generally no longer subject to income tax examinations relating to originally filed returns with the U.S. federal, state, local or non-U.S. tax authorities for fiscal years prior to 2003.

B. Related Party Transactions:

The Parent assumes the costs incurred by the Company in connection with the distribution of investment company B and C shares in exchange for the Company's right to the revenues under the related distribution agreements. For the year ended December 31, 2011, the amounts assigned to and assumed by the Parent and its affiliate, and therefore excluded from the accompanying Statement of Operations, were as follows:

($'s in thousands)

B. Related Party Transactions (continued):

Amounts assigned to Parent:	
Distribution and service fees received from investment companies	$115,962
Contingent deferred sales charges received	5,799
Amounts assumed by Parent:	
Broker and dealer commissions paid on investment company shares sold	$18,496
Service fees paid to dealers	73,436

The Company's financial statements include significant allocations from, and transactions with, its Parent and affiliates as discussed in Note A. The Company shares personnel, office facilities and information systems with its Parent and its affiliates. Personnel related costs, such as health, retirement and insurance benefits, are allocated based upon headcount or salary ratios and are reported in "Compensation and benefits." The Parent has a stock-based compensation plan under which it has granted stock options and restricted stock awards to certain MFD employees, resulting in $6,256 of stock-based compensation expense, reported in "Compensation and benefits." Stock-based compensation expense, as determined by the Parent, reflects the fair value of stock-based awards measured at grant date, is recognized over the relevant service period, and is adjusted each period for anticipated forfeitures.

The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model, which incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. These assumptions are determined by the Parent. The fair value of each restricted stock award is based upon the estimated fair market value of the Parent's stock on the grant date. At December 31, 2011, there was $5,067 of compensation expense related to non-vested share-based compensation awards made to MFD employees not yet recognized. That cost is expected to be recognized over a weighted-average period of 1.5 years. There are also allocated incentive compensation costs under shared personnel arrangements of $5,596 in 2011 which were included in "Expenses allocated to Parent and its affiliates, net." Occupancy expense is allocated based upon the percentage of square footage used by the Company and is reported in "Other expenses." Certain information technology expenses are allocated from the Parent to the Company based upon headcount ratios or actual usage metrics and are reported in "Information technology."

($'s in thousands)

B. Related Party Transactions (continued):

Pursuant to a Loss Indemnification Agreement (the "Agreement") between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. In the event that the Company has net operating and non-operating income in any year, including revenues assigned to the Company by the Parent or expenses assumed by the Parent from the Company, the amount of such operating income will be applied as a credit against any future payments due from the Parent to the Company under the terms of the Agreement. Upon termination of the Agreement, the amount of any unapplied credit shall be paid to the Parent by the Company; provided, however, that the amount of such payment shall not exceed the total amount of all payments previously made by the Parent to the Company. The agreement has no set expiration.

"Due to Parent and its affiliates, net" includes amounts payable to the Parent and its affiliates of $4,865 and amounts receivable from the Parent's affiliates of $80. The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances, although the Company generally settles these balances on a monthly basis.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2028. Expenses related to these commitments are allocated to the Company in the year in which they are incurred.

C. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2011, the Company had net capital of $11,508 which exceeded its required net capital of $4,722. The Company's aggregate indebtedness to net capital ratio was 6.16 to 1 at December 31, 2011.

D. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(2)(i) thereof.

E. Major Customers:

Revenues earned by the Company from MFS Moderate Allocation Fund and MFS Value Fund accounted for 11% each of the Company's total revenues for 2011.

F. Commitments and Contingencies:

Indemnities

In the normal course of its business, the Company has entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

Legal proceedings

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation pending is not expected to materially impact the Company's financial condition, results of operations, or cash flows.

G. Subsequent Events

The Company has evaluated events and transactions through the date of issuance and determined that there are no material events or transactions which require adjustment to, or disclosure in the financial statements.

******

MFS FUND DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL
REQUIRED UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011
($'s in thousands)

NET CAPITAL:		
Stockholder's equity per the financial statements	$	13,479
Haircut on securities positions		(188)
		13,291
NONALLOWABLE ASSETS:		
Receivables		214
Prepaid expenses		1,569
Total nonallowable assets		1,783
Net capital	$	11,508
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		70,833
Total aggregate indebtedness	$	70,833
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $25 or 6-2/3% of aggregate indebtedness of $70,833)	$	4,722
Excess net capital	$	6,786
Ratio: Aggregate indebtedness to net capital		6.16:1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

MFS FUND DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011

The Company does not carry customer accounts or otherwise hold customer funds and accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section (k)(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 28, 2012

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of MFS Fund Distributors, Inc. (the "Company") (a wholly owned subsidiary of Massachusetts Financial Services Company) as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with Massachusetts Financial Services Company and its affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP